March 5, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-4631

Re:	Insignia Systems, Inc. Form 10-K for the fiscal year ended December 31, 2008 Amendment No. 1 Filed January 29, 2010 File #1-13471

Dear Sir or Madam:

This letter is in response to the comment letter dated February 22, 2010, relating to our Form 10-K for the year ended December 31, 2008, Amendment No. 1.  This letter sets forth each comment followed by our response to the comment.

Comment

Item 9A – Controls and Procedures, page 20

Disclosure Controls and Procedures, page 20

1.

We note your qualification in the second paragraph under Item 9A.  Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Alternatively, in future filings please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Response

The second paragraph of Item 9A will be removed from future filings.

Insignia Systems, Inc.

Comment

Item 11.  Executive Compensation, page 22

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Overview and Philosophy, page 23

2.

We note your response and revised disclosure in response to comment 10 of our letter dated December 22, 2009.  In future filings please revise your disclosure on top of page 24 to clearly quantify what you consider to be compensation “slightly below competitive norms.”  In addition, please disclose the 21 publicly-traded peer companies which compensation data you review and consider as part of your market analysis.  Please show us what your revised disclosure will look like.

Response

The fourth paragraph of Compensation Discussion and Analysis – Overview and Philosophy, will be revised as follows in future filings:

The Compensation Committee Charter authorizes the Committee to retain outside consultants and advisors to assist the Committee.  In February 2007, the Committee retained Towers Watson, a national executive compensation consulting firm, to conduct an executive compensation review focused on the following areas:  executive competitive pay level testing, annual incentive plan design issues, and total potential dilution.  Towers Watson delivered a report to the Committee in February 2007 that included its assessment based on Watson Wyatt’s 2006-2007 Industry Report on Top Management Compensation, William Mercer’s 2006 Executive Compensation Survey, and proxy data from the Company’s 21 publicly-traded peer companies.  The assessment found that the Company’s total cash compensation for the eight executives reviewed was slightly below competitive norms when compared to the external market data, in that the executives’ total base salary was 14% below the market median and the executives’ total cash compensation was 7% below the market median.  Based on its assessment, Towers Watson recommended that the Committee consider normal increases to base salary and adoption of an annual incentive compensation plan for all of the executive officers.  The names of the peer companies used in the assessment are as follows:

24/7 Real Media Inc.

Alloy Inc.

Arbitron Inc.

Catalina Marketing Corp.

CoActive Marketing Group Inc.

Corillian Corp.

Digital River Inc.

EMAK Worldwide Inc.

Harris Interactive Inc.

Innotrac Corp.

Logility Inc.

MDC Partners Inc. Multi-Color Corp. Navarre Corp. Paxar Corp. Schawk Inc. SPAR Group Inc. Traffix Inc. United Online Inc. Valassis Communications Inc. ValueClick Inc.

Insignia Systems, Inc.

Future market analysis and assessment, when undertaken, may or may not be based upon the same 21 publicly-traded companies as determined by the Compensation Committee.

Following the above disclosure, future filings will then discuss the Compensation Committee’s actions with respect to the most recent year.

Comment

Base Salary, page 24

3.

We note your revised disclosure in response to comment 11 of our letter dated December 22, 2009.  In future filings please disclose how the compensation committee evaluated each named executive officer’s performance in deciding to increase their salaries.  We note your disclosure that the suggested market increase of 3% to 6% was “appropriate if justified by performance.”  Please show us what your revised disclosure will look like.

Response

Set forth below is revised disclosure for 2008 in response to this comment. Future filings will follow this format, with changes to reflect information for the most recent year.

Base Salary

The original base salaries of the executive officers were set by their offer letters and are subject to upward or downward adjustment at the Compensation Committee’s discretion.  The Committee intends that base salaries be in the median range of salary levels for equivalent positions at comparable companies nationwide, in order for the Company to be able to attract and retain key individuals.  The Committee does not use a set formula in determining base salaries; rather, it considers recommendations from the Company’s CEO, together with its own assessment of each officer based on the following factors:  job performance, responsibilities, experience, tenure with the Company, historical compensation levels within the executive officer group, leadership, and current and future contributions to the success of the Company.  Officers do not necessarily receive increases every year.

In its February 2007 report, Towers Watson stated that the base salaries of the Company’s executive officers were slightly below the external median market data they reviewed, and that normal increases (3% to 6%), were appropriate if justified by performance.  In 2008 the Committee viewed Towers Watson’s 2007 report as continuing to be relevant, and did not retain Towers Watson or any other consultant to advise the Committee in setting base salaries for 2008.  The Committee consulted with Towers Watson on a limited and informal basis regarding base salary adjustments in 2008.

Insignia Systems, Inc.

In addition to reviewing the Towers Watson report, the Compensation Committee met with the CEO and discussed with him his recommendation for salary adjustments for 2008 for the executive officers other than himself.  The CEO recommended that each of the officers receive a $10,000 salary increase, other than Mr. Jones, who received a significant salary increase when he was appointed Senior Vice President in 2007.  Although the Company’s net sales had increased in 2007 over 2006, net income remained constant.  The Company was also experiencing difficult challenges, including the potential loss of a key retailer, ongoing litigation with a large competitor, and the general economic downturn.  The CEO felt that the recent performance of the Company did not warrant large salary increases, but he wanted to reward the officers for their strong efforts during the difficult period for the Company, and motivate them to remain with the Company and help it overcome the challenges it was then facing.  The Committee agreed with the CEO’s recommendations.  It considered those recommendations together with the Towers Watson report, and its assessment of each of the officers based on the factors discussed above, and awarded a $10,000 increase in base salary for 2008 to each of the executive officers other than Mr. Jones, who received no increase.  The $10,000 increases ranged from 3% to 7% of the prior year’s salaries.

Comment

Annual Incentives, page 24

4.

Since your MD&A discussion focuses on gross profit numbers (we note disclosure on page 18 of the annual report on form 10-K filed on March 30, 2009) and your financial statements do not appear to present gross margin figures, please tell us with a view toward future disclosure how you actually calculate Mr. Drill’s percentage of bonus based on the gross margins on POPS revenue.

Response

In calculating the portion of Mr. Drill’s bonus tied to POPS gross margin for 2008, the Company first determined the gross margin percentage earned on all of its POPS revenue.  That percentage was then multiplied by the amount of POPS revenue between the dollar threshold ($24,000,000) and the dollar cap ($29,000,000).  The resulting dollar amount was then multiplied by the bonus percentage.  The calculation for 2008 of this part of the bonus was as follows:

Insignia Systems, Inc.

CALCULATION OF POPS GROSS MARGIN

POPS revenue for 2008	$28,930,860
Less POPS costs of services for 2008	$(12,929,096)
POPS gross profit	$16,001,764
POPS gross margin	55.31%

CALCULATION OF MARGIN-BASED BONUS

POPS revenue for 2008	$28,930,860
Less bonus threshold	(26,500,000)
Revenue on which bonus is calculated	$2,430,860
POPS gross margin percentage for 2008	55.31%
Bonus gross margin	$1,344,509
Bonus percentage	3.75%
Margin-based bonus	$50,419

Comment

Long-term Incentives, page 25

5.

Your CD&A provides minimal, if any, analysis as to how the ultimate level of the equity awards was determined.  For each executive officer, in future filings please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.  Please show us what your revised disclosure will look like.

Response

Set forth below is revised disclosure for 2008 in response to this comment. Future filings will follow this format, with changes to reflect information for the most recent year.

Long-term Incentives

The 1990 Stock Plan and the 2003 Incentive Stock Option Plan are the basis of the Company’s long-term incentive plans for executive officers and other key employees.  The stock option grants allow executives to purchase shares of Company stock at a price equal to the fair market value of the stock on the date of grant over a term of five to ten years.  The options generally vest and become exercisable over a period of up to three years following the date of grant.  The Committee granted options to the named executive officers on May 21, 2008 as shown in the Grants of Plan-Based Awards table.

The grant of stock options is consistent with the Company’s objective to include a long-term equity interest in the total compensation package for the executive officers, giving them greater opportunity for reward if long-term performance is sustained.  The objective of the stock option grants is to align executives’ long-term interests with those of the shareholders by creating a direct incentive for executives to increase shareholder value. In general, the Committee utilizes option grants as incentives for future performance and not as compensation for past accomplishments.  The Committee does not use any set formula in granting options to executive officers.  Prior to granting options to the executive officers, the Committee meets with the Company’s Chief Executive Officer and receives his recommendations. The Committee typically considers the CEO’s recommendations together with its own assessment of each officer based on the same factors it uses in making salary adjustments: job performance, responsibilities, experience, tenure with the Company, historical compensation levels within the Company, leadership, and contributions to the success of the Company, particularly the future success of the Company.  In connection with the option grant on May 21, 2008, the CEO recommended that each of the named executive officers receive an option grant for 20,000 shares.  Although the Company’s net sales had increased in 2007 over 2006, net income remained constant.  The Company was also experiencing difficult challenges including the potential loss of a key retailer, ongoing litigation with a large competitor, and the general economic downturn.  The CEO felt that the recent performance of the Company did not warrant large option grants to the executive officers, but he wanted to motivate them to remain with the Company and help it to overcome the challenges it was then facing, and increase shareholder value.  Accordingly, he recommended an option grant to each of the executive officers for 20,000 shares.  The Committee agreed with the CEO’s recommendation, and after considering it together with its assessment of the officers using the factors described above, awarded option grants for 20,000 shares to each of and the executive officers.

Insignia Systems, Inc.

The Company also maintains the Employee Stock Purchase Plan, pursuant to which eligible employees can contribute up to ten percent of their base pay per year to purchase shares of Common Stock.  The shares are issued by the Company at a price per share equal to 85% of market value on the first day of the offering period or the last day of the plan year, whichever is lower.

Comment

Summary Compensation Table, page 27

6.

We note disclosure in the “All Other Compensation” column and your footnote (5) disclosure.  Pursuant to Instruction 4 to item 402(c)(2)(ix) of Regulation S-K, if perquisites and personal benefits are required to be reported, then each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer must quantified and disclosed in a footnote.  With respect to Mr. Jones, please advise or otherwise revise your future filings to comply with Instruction 4.

RESPONSE

Future filings will comply with Instruction 4 to Item 402(c)(2)(ix). Set forth below is the breakdown of the Column 5 information for Mr. Jones for 2008, 2007 and 2006:

Year	Insurance Premiums	Commissions	Total All Other Comp.

2008	$552	$287,944	$288,496
2007	552	212,521	213,073
2006	469	227,965	228,434

Comment

Grants of Plan-Based Awards, page 28

7.

Your disclosure with respect to “Estimated Future Payouts, Under Non-Equity Incentive Plan Awards” is inconsistent with your Summary Compensation table disclosure, in particular, the “Non-Equity Incentive Plan Compensation” column where you disclose non-equity compensation paid pursuant to a plan.  Please revise your future disclosure accordingly.

RESPONSE

The columns for Estimated Future Payouts, Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards table are marked “N/A”, because at the time the proxy materials were distributed, the Compensation Committee had not approved any executive incentive plans for 2009 due to the uncertain economy, and it was impossible to estimate the amounts of any future non-equity incentive plan awards.  Future filings will make all required disclosures in this table.

Comment

Potential Change in Control Payments, page 28

8.

In future filings please describe in greater detail the provisions of the agreements you have with each of the executive officers for payments upon a change of control.  Explain what constitutes a “change in control” for purposes of these agreements, and explain the basis for selecting these events as triggering payment, including the rationale for providing a single trigger for payment.  Please see Item 402(j) of Regulation S-K for additional guidance.  Please show us what your revised disclosure will look like.

RESPONSE

Future filings will include the following disclosure in response to this comment and Item 402(j), with appropriate updating:

Insignia Systems, Inc.

POTENTIAL CHANGE IN CONTROL PAYMENTS

Messrs. Drill, Shireman, Simcox, Lucas and Jones have Change in Control Agreements with the Company which provide that, following a change in control of the Company, they will receive lump sum severance payments equal to two years’ salary (gross earnings for Mr. Jones) if they are terminated without cause, or if they voluntarily terminate for good reason.  “Change in control” is defined in the agreement as a sale of all or substantially all of the assets of the Company, a merger in which the shareholders of the Company own less than 50% of the surviving entity, the acquisition of 40% or more of the Company’s outstanding stock by a single person or a group, or the election of a majority of the Company’s directors who consist of persons who were not nominated by the Company’s prior Board of Directors.  “Good reason” is defined in the agreement to include demotion, reduction in salary or benefits, relocation, and certain other events.  In addition, Mr. Drill’s agreement provides that he will receive his severance payment if he voluntarily terminates his employment for any reason following a hostile takeover of the Company.  “Hostile takeover” is defined in the agreement as a Change in Control that is not authorized by the Board or is by a direct competitor of the Company.

The change in control agreements with our named executive officers contain a “double trigger” for payment benefits, which means that there must be both a change in control and a termination of employment in order for the executive officers to receive benefits.  The Compensation Committee believes that a “double trigger” is better for the Company and its shareholders than a “single trigger,” in which the executive officers would be entitled to payments following a change in control, even if their employment was not terminated.

If a Change in Control had occurred on December 31, 2008, the executive officers named in the Summary Compensation table would have received the lump sum payments set forth in the following table:

Name	Payment Amount

Scott F. Drill	$620,000
Justin W. Shireman	$350,000
Scott J. Simcox	$400,000
A. Thomas Lucas	$333,000
Alan M. Jones	$876,000

Insignia Systems, Inc.

Comment

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 30

9.

We note your response and revised disclosure in response to comment seven of our letter dated December 22, 2009.  In accordance with Item 404(b) of Regulation S-K, in future filings please revise your disclosure to provide a description of your policies regarding the review and approval of transactions covered under Item 404(a) of Regulation S-K.  Please show us what your revised disclosure will look like.

RESPONSE

Future filings will include the following disclosure in response to this comment and Item 404(b):

The Company receives a Questionnaire from each director, nominee for director, executive officer, and greater than five percent shareholder which contains information about related-party transactions between them and the Company.  The Audit Committee Charter assigns to the Audit Committee the responsibility to review and approve all related-party transactions.  The Audit Committee reviews each related-party transaction to determine that it is fair and reasonable to the Company, and that the price and other terms included in the transaction are comparable to the terms that would be included in an arms-length transaction between the Company and an unrelated third party.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with questions or comments.

Very truly yours,

Insignia Systems, Inc.

By:	/s/ Justin W. Shireman
Justin W. Shireman, CFO